April 18, 2017

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)
1933 Act File No. 2-39334
1940 Act File No. 811-02224
Comments received for PEA No. 100 filed on March 2, 2017

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on April 12, 2017 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

1)	Comment: Given that the MML Global Fund has the word “global” in its name, please expressly describe how the Fund will invest its assets tied economically to a number of countries throughout the world. See Note 42 in Investment Company Act Release No. 24828.

Response: We previously added the following disclosure in response to this comment from the staff in April 2015: “MFS normally allocates the Fund’s investments across different countries and regions . . .”

2)	Comment: Supplementally confirm for the MML Large Cap Growth Fund that the use of the capitalization range of companies included in the Russell 1000® Growth Index is reflective of the name of the Fund for purposes of its name test.

Response: We confirm. We note that as of February 28, 2017 the market capitalization range of companies included in the Russell 1000 Growth Index was between $75 million and $719.94 billion.

3)	Comment: Supplementally confirm for the MML Mid Cap Growth Fund that the use of the capitalization range of companies included in either of the S&P MidCap 400® Index or the Russell Midcap® Growth Index is reflective of the name of the Fund for purposes of its name test.

Response: We confirm. We note that as of February 28, 2017 the market capitalization range of companies included in either of the S&P MidCap 400 Index or the Russell Midcap Growth Index was between $75 million and $59.37 billion.

4)	Comment: Supplementally confirm for the MML Mid Cap Value Fund that the use of the capitalization range of companies included in the Russell 3000® Index, excluding the 100 largest companies, is reflective of the name of the Fund for purposes of its name test.

Response: We confirm. We note that as of February 28, 2017 the market capitalization range of companies included in the Russell 3000 Index, excluding the 100 largest companies, was between $8 million and $51.43 billion.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Assistant Secretary, MML Series Investment Fund
Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company